Email to potential investors: GrassTB is moving to another step.

Greeting,

It has been almost two years since we first met at the Orlando Money Show in Florida.

These are our accomplishments during the last two years.

In the summer of 2020, we concentrated on making pulps from the grass we collected. We outsourced our pulp and had them made in large quantities of napkins. These are sample napkins to show our potential investors that it can be done. Remember those samples that you saw at the Money Show? Those are 100% handmade, and thus, quantity is limited and uniformity is hard to achieve by hand. When we outsource our pulp to a paper mill, they are able to produce napkins uniformly.
During the winter of 2020, we searched and identified a location to serve our expanding business. We are also able to purchase some machinery that we need to get our business started. Our goal is to be able to make paper products right from our warehouse without outsourcing our pulp. To achieve our goals, we still need other machines, and, most importantly, funding.
For the last few months, with a big warehouse and working space, we are able to produce a large quantity of pulps ready to be used.
Our plan is to make napkins and paper bags first. Then we will expand into other products such as toilet papers, towels, boxes, and many other products that can be made.
With our visions for a change in paper manufacturing, we are now teamed up with Wefunder to raise capital. Please support us by navigating to Wefunder.com/GrassTB. We listed a few potential items that we are going to make within the next few years on Wefunder.com. You can also visit us by going to our website at GrassTB.com.
Let's make it happen by supporting us. Covid changed the world and GrassTB will bring it back.

Thank you very much.

Best,

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Bao Ho| CEO
www.grasstb.com
M: | **E**: bho.grasstb@gmail.com